SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Dated September 30, 2005

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-         .

INDEX

Exhibit 99.1

International Steel Group Inc.’s audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the two-year period ended December 31, 2004, and for the period from inception, February 22, 2002, through December 31, 2002.

Exhibit 99.2	Mittal Steel USA ISG Inc.’s unaudited interim consolidated financial statements as of December 31, 2004 and March 31, 2005 and for the three months ended March 31, 2004 and 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITTAL STEEL COMPANY N.V.

Date: September 30, 2005	By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit 99.1

International Steel Group Inc.’s audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the two-year period ended December 31, 2004, and for the period from inception, February 22, 2002, through December 31, 2002.

Exhibit 99.2	Mittal Steel USA ISG Inc.’s unaudited interim consolidated financial statements as of December 31, 2004 and March 31, 2005 and for the three months ended March 31, 2004 and 2005.